Filed Pursuant to Rule 433
Registration Statement No. 333-233663

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure	The PHLX Housing SectorSM Index (Bloomberg symbol: “HGX”)
Automatic Call	The notes will be called automatically if the closing level of the Market Measure on the Observation Date is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amount (per Unit)	[$10.85 to $10.95], to be determined on the pricing date
Payout Profile at Maturity

•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	125.00% of the Starting Value
Step Up Payment	$2.50 per unit, a 25.00% return over the principal amount
Threshold Value	100.00% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465920129974/tm2034759d40_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•          If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

•          If the notes are called, your investment return is limited to the return represented by the Call Premium.

•          Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•          The initial estimated value of the notes on the pricing date will be less than their public offering price.

•          If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•          You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•          The stocks included in the Market Measure are concentrated in one sector.

•          A limited number of index components may affect its level and the Market Measure is not necessarily representative of the U.S. housing construction industry.

•          The housing construction industry is significantly affected by a number of factors, any of which could adversely affect the performance of the Market Measure.

•          There is no direct correlation between the value of the notes or the level of the Market Measure and residential housing prices.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below assume that the notes are not called on any Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-15.00%	$8.50	-15.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$12.50(2)	25.00%
5.00%	$12.50	25.00%
10.00%	$12.50	25.00%
20.00%	$12.50	25.00%
25.00%(3)	$12.50	25.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
100.00%	$20.00	100.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $2.50.
(3)	This hypothetical percentage change corresponds to the Step Up Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.